UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of the Annual General Meeting of Shareholders

On August 14, 2025, Maris-Tech Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) to consider the following proposals (the “Proposals”):

Proposal No. 1	To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the Company’s shareholders; and

Proposal No. 2	To re-appoint Ms. Isabela Marshak to serve as a Class I director, on the Board for a three-year term continuing until the Company’s 2028 annual general meeting of shareholders.

At the Meeting, a quorum was present and the shareholders of the Company present or represented by proxy approved the Proposals as presented at the Meeting and described in the Proxy Statement.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: August 14, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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